

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 5, 2017

David A. Morken
Chairman and Chief Executive Officer
Bandwidth Inc.
900 Main Campus Drive
Raleigh, NC 27606

     Re: **Bandwidth Inc. (f/k/a Bandwidth.com, Inc.)**
               Amendment No. 1 to Draft Registration Statement on Form S-1
               Submitted September 21, 2017
               CIK No. 0001514416

Dear Mr. Morken:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 2. In light of this response and your disclosure on page 17 concerning your lack of operations outside of the United States, please revise this claim to clarify that you are a leading cloud-based communications platform for enterprises in the United States.

2.   You refer to enterprise customers throughout the filing, which based on your response to prior comment 9 appears to include small, medium and large enterprises. Please revise to include your definition of enterprise customers. Ensure that this definition explains whether the small and medium-sized businesses referenced on page 2 are enterprise customers. Additionally, clarify whether you have any non-enterprise customers.

The Offering, page 8

3.   You disclose on page 9 that you expect to receive regulatory approvals from the FCC and various state public utility commissions within a certain number of days following the completion of this offering. Please tell us why you are obtaining these approvals, including an explanation of why you are unable to receive the approvals prior to the completion of this offering and whether you will communicate your receipt of these approvals to your shareholders. Additionally, if the failure to receive these approvals poses a material risk to the company or its public stockholders, please revise to include a risk factor.

Summary Consolidated Financial Information, page 12

4.   Footnote 2 to the summary consolidated statements of operations data discloses that you will be effectuating a stock split immediately prior to the consummation of this offering. Please revise your page 8 discussion of the reorganizations to describe the effect and timing of this stock split.

Risk Factors

Risks Related to Our Business

If we are unable to increase the revenue that we derive from enterprises…, page 19

5.   We note your response to prior comment 9, which states that only enterprise customers need or utilize your cloud-based platform. If you generate all of your revenue from enterprise customers, please revise your risk factor to clarify this. Alternatively, if you generate revenue from non-enterprise customers, please revise this risk factor to quantify the percentage of revenue generated by enterprise customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 57

6.   We note your response to prior comment 12. Please tell us the number of organizations that are CPaaS customers for each period presented. If determinable, tell us the number or percentage of unique active customer accounts that are related to organizations that have multiple unique active customer accounts for each period presented.

7.   You state in your response to prior comment 14 that you believe the disclosure related to active CPaaS customer accounts and dollar-based net retention rate are the best metrics for understanding the drivers of usage growth of your services. However, we note that the impact of new organization customers is not reflected in the dollar-based net retention rate and that this measure is impacted by both changes in usage and pricing. As the

majority of your CPaaS revenues are based on usage (e.g., minutes, messages, phone numbers, 911-enabled phone numbers), please explain further why you believe comparative information related to actual usage would not provide meaningful information about revenue growth. To the extent these metrics are impacted by seasonality, it would seem that seasonality would impact the comparable period similarly and any variances could be explained accordingly, in a manner similar to your seasonality discussion on page 57.

Non-GAAP Financial Measures

Adjusted Gross Profit and Adjusted Gross Margin, page 58

8.   Disclosure revised in response to prior comment 19 indicates that you add back depreciation and amortization and stock-based compensation because they are non-cash items. As these are non-GAAP performance measures, please revise to explain the significance of these expenses being non-cash as it relates to enhancing an investor's understanding of your gross profit and margin performance or allowing for a better comparison of financial results among your competitors.

9.   We note your response to prior comment 19 with regard to the exclusion of compensation and related expenses associated with customer relations. Tell us how you considered the guidance in Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations as you appear to be excluding normal, recurring cash operating expenses.

Key Components of Statements of Operations

Revenue, page 60

10.   You disclose that seasonality in the fourth quarter results in lower usage revenue. Please revise to clarify if usage revenue in this discussion also includes the monthly charge for usage of phone numbers and 911-enabled phone numbers.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

Revenue, page 64

11.   We note your revised disclosure in response to prior comment 18. Please revise to quantify, if practicable, the extent to which revenues were impacted by different factors, such as increased usage by existing customers, new customers and pricing changes, during the periods presented. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 68

12.   In your response to prior comment 29 you refer to an ongoing dispute with a large carrier that is a CABS customer. In light of the significant amount of billings deemed not probable of collection, please tell us and revise to include a discussion of this dispute and your expectations regarding your relationship with this customer and any related CABS billings and revenues going forward.   Also, quantify gross billings to this carrier for each period presented and clarify whether this carrier continues to be a customer. In addition, revise your concentration of credit risk disclosure on page F-10 to include disclosure related to this carrier. Refer to ASC 275-10-50-18.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13.   Disclosure revised in response to prior comment 28 indicates that CABS revenues are earned by allowing other carriers to pass traffic through your network. Please revise to clarify who your customers are in these arrangements, the services you are providing, whether there are any revenue-share provisions with the carriers and whether you are the principal or agent in these arrangements. Please also provide us with your consideration of ASC 605-45-45 as it relates to these arrangements.

Note 4. Financial Statement Components, page F-21

14.   We note your revised disclosure in response to prior comment 28. Please revise to clarify whether any of the amounts within the "Deductions" column related to the CABS revenue allowance represent amounts that were subsequently collected and recognized as revenues.

Note 8. Segment and Geographic Information, page F-25

15.   Disclosure added in response to prior comment 19 states that management uses adjusted gross profit to evaluate operating performance and to determine resource allocation among your various service offerings. Please describe for us your consideration of ASC 280-10-50-27 and 50-28 in determining the segment profit measure to present in this note.

Note 10. Stock Based Compensation, page F-30

16.   Disclosure revised in response to prior comment 31 indicates that the weighted-average grant date fair value reflects adjustments to fair value as a result of the Spin-Off. For consistency, please revise the disclosure of the weighted average exercise price as disclosed in the table of option activity to also reflect adjustments as a result of the Spin-Off transaction.

Item 15. Recent Sales of Unregistered Securities, page II-2

17.   Your response to prior comment 33 states that the exercise price of options for Old Class B common stock granted prior to the November 30, 2016 Spin-Off transaction have been adjusted. Please explain why the Old Class B exercise prices for grants are significantly higher than the adjusted exercise prices of Old Class B options that were exercised during this period. In addition, revise to also disclose the unadjusted exercise price range for Old Class B option grants.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Michael Benjamin, Esq.
        Latham & Watkins LLP